SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

MONOGRAM BIOSCIENCES, INC.

(Name of Subject Company)

MONOGRAM BIOSCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

60975U207

(CUSIP Number of Class of Securities)

William D. Young

Chief Executive Officer

Monogram Biosciences, Inc.

345 Oyster Point Blvd.

South San Francisco, California 94080

(650) 635-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Steven M. Przesmicki, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2009 (as amended on July 13, 2009 and as amended or supplemented from time to time hereafter, and together with the exhibits thereto, the “Schedule 14D-9”) by Monogram Biosciences, Inc., a Delaware corporation (“Monogram” or the “Company”). The Schedule 14D-9 relates to the tender offer by Mastiff Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), disclosed in a Tender Offer Statement on Schedule TO, dated July 1, 2009 (as amended on July 13, 2009 and as amended or supplemented from time to time hereafter, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock not owned by LabCorp, Purchaser or the Company at a purchase price of $4.55 per share, net to the seller in cash, without interest and subject to any tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the SEC on July 1, 2009. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the list of exhibits:

Exhibit No.	Description
(a)(5)(D)	Slide presentation given by Monogram Biosciences, Inc. to its employees

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONOGRAM BIOSCIENCES, INC.

By:	/s/ William D. Young
Name: Title:	William D. Young Chairman of the Board of Directors and Chief Executive Officer

Dated: July 16, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(5)(D)	Slide presentation given by Monogram Biosciences, Inc. to its employees

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